N E W S R E L E A S E

May 02, 2013

Nevsun to Release Q1 2013 Results May 9

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) announces that Q1 2013 financial results will be released on May 9, 2013, after close of trading, to be followed by a conference call on May 10, 2013, at 8AM Pacific, 11AM Eastern and 4PM GMT.

Call in details:
North America: 1 877-440-9795 / 1 416-340-8530 UK: 00800-2787-2090 (toll free) Other International: +1 416-340-8530

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and is scheduled to transition to copper/gold production in mid 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com